Exhibit 99.1

Nevada Geothermal Power Announces Inspection of Faulkner 1 Electrical System Reveals Solution to Power Outage

Vancouver, B.C. (January 29, 2010), Nevada Geothermal Power Inc. (NGP)(TSX.V: NGP, OTCBB: NGLPF), previously reported that its 49.5 MW Faulkner 1 geothermal power plant experienced a power plant outage on January 17, 2010. NGP and its Engineering Procurement and Construction (EPC) contractor which supplied the plant and electrical systems, are working cooperatively to get the plant back on line as expeditiously as possible.

The initial inspection by the EPC contractor has determined that the plant automatically shut down due to a failure in the buried power cable system. Power cables leading outward from the control building were improperly configured, causing excessive heat to build up, leading to eventual cable failure in an isolated portion of the power cable runs. A replacement power cable system is planned to be installed which is estimated to take several weeks to complete. The power plant, including electrical controls, is covered by the warranty provided under the EPC contract.

Development well drilling at Blue Mountain is progressing smoothly and is under budget. Four wells were originally planned. The cost savings will be used to add two new injection wells to enhance the distribution of injected fluids and further augment Faulkner 1 power output.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com